UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2 , 2009
Commission File Number 1-15200

Statoil ASA

(formerly StatoilHydro ASA)

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on November 2, 2009, entitled "StatoilHydro becomes Statoil”.

StatoilHydro becomes Statoil

StatoilHydro ASA is changing its name to Statoil ASA with effect from today. The ticker symbols will remain unchanged as STL on the Oslo Stock Exchange and STO on the New York Stock Exchange.

Contacts:

Press
Ola Morten Aanestad, vice president media relations, +47 48 08 02 12 (mobile)

Investor relations
Lars Troen Sørensen, senior vice president investor relations, + 47 90 64 91 44 (mobile)
Geir Bjørnstad, vice president, US investor relations, + 1 203 978 6950

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: November 2, 2009	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer